

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 26, 2009

Chien Chih Liu
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

> **Re:** **Rotoblock Corporation**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 19, 2009**
> **File No. 0-51428**

Dear Mr. Liu:

We have the following additional comments on the above-captioned filing.

Security Ownership of Executive Officers, Directors and Five Percent Stockholders, page 5

1.  We refer to your response to comment 2 of our letter dated February 25, 2009. Please clarify whether you still are seeking to implement the subject proposals through the written consent process or whether you are putting the matters to a shareholder vote. If you are not proceeding with a consent action, confirm that you have invalidated the written consents previously delivered and re-file on Schedule 14A. If you are continuing with a consent action, consistent with our previous comment, disclose the identities of the shareholders that delivered consents and their respective voting power and provide us with a detailed legal analysis setting forth the basis on which you concluded that the process of obtaining the written consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

2.  We note your response to prior comment 9. Please tell us why the shares issuable upon exercise of warrants disclosed in footnotes (a) and (b) to the table are not included in the amount of shares that Messrs. Liu and Collins beneficially own.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3397 if you have questions.

Sincerely,


Jay Ingram
Special Counsel